                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F       X        Form 40-F
                          -----------              ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes              No      X
                   -----------     -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                                                      [CNH LOGO]


                      NEWS RELEASE

                      For Immediate Release


                      CNH REPORTS SECOND QUARTER PROFIT


            For more  -  Consolidated net revenues were $2.7 billion, compared
information contact:     to $2.9 billion in the second quarter of 2000; adjusted
    Jeffrey T. Walsh     for divestitures and currency impact, revenues were
     Media Relations     essentially unchanged.
    (1) 847-955-3939
     44 1268 29 5111  -  Industrial operating margin increased from $137 million to $154 million for the quarter.

   Albert Trefts Jr.  -  Year-over-year merger-related profit improvements of
  Investor Relations     $66 million were achieved in the second quarter; $126
    (1) 847-955-3821     million in the first six months of 2001.

                      - Second quarter earnings per share, before restructuring, were $.05, compared to a loss of $.20 per share last year.


                      Lake Forest, IL (July 24, 2001) - CNH Global N.V. (NYSE:CNH) today reported second quarter consolidated net revenues of $2.689 billion compared to revenues of $2.894 billion last year. When adjusted for the impact of divestitures and adverse foreign exchange rates, net revenues were essentially unchanged, as higher sales of agricultural equipment offset lower sales of construction equipment. The company's second quarter industrial operating margin rose to $154 million from $137 million for the same period in 2000.

                      On a net basis, CNH reported a second quarter profit of $6 million, compared to a loss of $31 million, for the second quarter last year. Earnings per share for the quarter, before restructuring, were $.05 per share, compared to a loss of $.20 per share in 2000, in line with expectations. Earnings per share, after restructuring, were $.02 for the quarter. Per share results for the 2000 period are based on a lower number of shares (see Notes to the Interim Statements).

                      For the first six months of 2001, consolidated net revenues totaled $5.143 billion compared to revenues of $5.502 billion last year. During the first half of 2001 the adverse impact of foreign exchange rates on consolidated net revenues totaled approximately $220 million; divestitures accounted for a further


        CNH Global N.V. Global Management Office 100 South Saunders Road
               Lake Forest, IL 60045 U.S.A.   http://www.cnh.com
                      negative impact of about $210 million. The company's industrial operating margin for the first six months was $245 million, compared to $168 million for the same period in 2000.

                      "In spite of the significant decline in the construction equipment industry, we have achieved our objectives for the second quarter," said Paolo Monferino, CNH president and chief executive officer. "Our sales of agricultural equipment have improved substantially, particularly in North America where we have posted significant share gains both in tractors and combine harvesters.

                      "Our restructuring is proceeding according to plan and we have achieved our synergy targets for the quarter. We have reduced our Equipment Operations SG&A expenses as a percent of net revenue, reduced company and dealer inventories, and maintained our gross margin in the face of an unfavorable product mix. We are confident we will achieve our full year objective of merger related profit improvements of $300 million."

                      Restructuring Actions and Synergies. During the second
                      ------------------------------------
                      quarter, the company achieved merger-related profit improvements of approximately $66 million partly due to the company's initial successes in marketing its extensive product offering through its multiple distribution channels. In addition, cost savings were achieved through manufacturing efficiencies as well as reductions in material costs and SG&A expenses. As previously reported, the company has completed the sale of its Carr Hill facility in the United Kingdom. Merger-related profit improvements achieved during the first half of 2001 totaled $126 million.

                      On June 30, 2001, the company's employment level was approximately 28,800, down 900, or 3%, from 29,700 on March 31, 2001. The decrease includes over 200 personnel employed in the divested Carr Hill facility. Total employment has now been reduced by approximately 7,200 personnel, or 20%, since the merger.

                      Equipment Operations. Second quarter net sales from
                      ---------------------
                      Equipment Operations were $2.497 billion, compared to $2.723 billion for the same period in 2000. Significant revenue growth came from sales of agricultural equipment in North America as the company recorded market share gains in an up market.

                      In Europe, the company held production and wholesale levels significantly below retail sales levels in order to reduce dealer inventory. Worldwide revenue from sales of agricultural equipment were up 5%, net of currency impact and divestitures.

                      - Page 2

                      Revenues from the sale of higher margin heavy and light construction equipment were down 10% worldwide, net of adverse currency impact and divestitures. Unit sales of all CNH construction equipment were down slightly more than the industry. In sales of heavy equipment, the CNH brands significantly outperformed the industry in both Europe and Latin America but slightly underperformed the industry in the United States. In light equipment, the company's worldwide market share was essentially unchanged, as significant share gains in skid steer loaders and other light equipment lines offset lower sales of backhoe loaders.

                      Equipment Operations' gross margin as a percent of net sales of equipment improved to 18.8% in the second quarter of 2001, compared to 18.5% for the same period last year. Manufacturing efficiencies and other merger related cost savings more than compensated for the adverse impact resulting from the decline in construction equipment sales, an overall unfavorable product mix in agricultural equipment, and an unfavorable currency impact.

                      Compared to the same period last year, SG&A expenses decreased in the quarter, both in absolute terms and as a percent of net sales of equipment, reflecting the company's ongoing actions to achieve synergy targets and a favorable currency impact.

                      The second quarter industrial operating margin was $154 million, compared to $137 million in the same quarter last year.

                      Year-to-date net sales from Equipment Operations totaled $4.783 billion, compared to $5.146 billion for the first six months of 2000. The company's industrial operating margin totaled $245 million for the same period, up from $168 million in 2000.

                      Financial Services. CNH Capital, the financial services
                      -------------------
                      unit of CNH Global, reported a net income of $16 million for the second quarter of 2001 compared to a net income of $13 million for the same period last year. Second quarter net income benefited from CNH Capital's successful completion of ABS transactions totaling $713 million, partially offset by higher loan loss provisions and lower volumes resulting from the company's decision to exit non-core businesses. CNH Capital's managed portfolio at the end of the second quarter was $11.6 billion, essentially unchanged from March 31, 2001 levels.

                      Balance Sheet and Cash Flow. Pre-tax operating cash flow
                      ----------------------------
                      (defined as industrial operating margin plus depreciation, less capital expenditures and financial expense) generated by the core business was approximately $63 million positive for the first half of 2001, $77 million better than in the comparable period last year.

                      - Page 3

                      Company inventories were reduced during the quarter, both with respect to the prior quarter and year-over-year; June 30, 2001 inventory levels were approximately $150 million lower than June 30, 2000 levels.

                      Total debt is slightly higher ($258 million) than December 31, 2000, due to the normal seasonal increase in working capital. The increase in long term debt in the quarter resulted from the refinancing of current maturities through utilization of short time credit lines and a new medium term note with Fiat S.p.A. In addition, the company launched a new asset-backed commercial paper conduit in Australia. On June 30, 2001, CNH had remaining credit lines available in the amount of $3.5 billion.

                      Market Outlook for Agricultural Equipment. Through the
                      ------------------------------------------
                      first half of the year, the industry in the Americas has continued to perform better than last year and somewhat better than expected, with the strongest results in the United States and Brazil. As a result, the company now expects the industry will be up by as much as 5% in the Americas for the full year. In Europe, the market has performed as expected and the forecast for the full year is unchanged: down by 8%. Foot and mouth disease in Western Europe appears to have nearly run its course, but the possible impact of BSE remains unclear.

                      Market Outlook for Construction Equipment. In the second
                      ------------------------------------------
                      quarter, industry sales of construction equipment were down significantly in North America while Europe and Asia weakened slightly, and growth in Latin America slowed somewhat. Although further deterioration is not expected, neither is any significant recovery anticipated in 2001. Consequently, the company now expects that the segments of the construction equipment industry served by CNH will end the year down as much as 10% from 2000 levels, on a global basis.

                      CNH Outlook for 2001. The success of the company's overall
                      ---------------------
                      integration process is evident in the steady growth of merger related profit improvements ($300 million expected for the full year) and the consistent improvement in the gross margin as well as the significant share gains and reductions in dealer and company inventory reported this quarter. Based on the success of the company's first actions to improve its supply chain management process, CNH expects to under produce retail sales levels through the balance of the year, while delivering improved levels of service to the market with lower inventory levels. As a result, the company's operating margin for the full year is expected to be in the range of $350 to $400 million, depending on the extent of the impact of weaker than expected foreign exchange rates and market conditions for construction

                      - Page 4
                      equipment in North America. The year-over-year reduction in net loss is expected to be $50 to $100 million.

                      ###

                      CNH management will hold a conference call later today to review its second quarter 2001 results. The conference call webcast will begin at approximately 10:00 am U.S. EDT. This call is being webcast by CCBN and can be accessed through the investor information section of the company's web site at www.cnh.com.

                      CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.

                      Forward Looking Statements. The information included in
                      ---------------------------
                      this news release contains forward-looking statements and involves risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. CNH's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. The spread of foot-and-mouth disease and other animal diseases within and outside of Europe also could adversely affect livestock and feed prices and overall levels of farmer's confidence. Concerns pertaining to genetically modified organisms and China's delayed entry into the World Trade Organization also may affect farm exports. In addition, higher fuel and fertilizer costs could have a negative impact on farm income. Some of the other significant factors for CNH include general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations),

                      - Page 5
                      technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. The timing and costs for implementing CNH's merger integration initiatives is subject to the outcome of negotiations with numerous third parties, including purchasers of product lines required to be divested, labor unions, dealers and others. Further information concerning factors that could significantly impact expected results is included in the following sections of CNH's Form 20-F for 2000, as filed with the Securities and Exchange Commission: Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.







                      - Page 6

 CNH GLOBAL N.V.
 Revenues and Net Sales
 (Unaudited  -  Dollars in Millions)


                                                      THREE MONTHS ENDED                                SIX MONTHS ENDED
                                                           JUNE 30,                                         JUNE 30,
                                        ----------------------------------------------     -----------------------------------------
                                                                                %                                            %
                                           2001              2000            CHANGE            2001          2000         CHANGE
                                        -----------   ------------------   -----------     ------------   -----------   ------------
 Revenues:
     Net sales
        Agricultural equipment             $ 1,649              $ 1,717         (4%)           $ 3,167       $ 3,193         (1%)
        Construction equipment                 848                1,006        (16%)             1,616         1,953        (17%)
                                        -----------   ------------------                   ------------   -----------
             Total net sales                 2,497                2,723         (8%)             4,783         5,146         (7%)

     Financial services                        212                  204          4%                394           390          1%
     Eliminations and other                    (20)                 (33)                           (34)          (34)
                                        -----------   ------------------                   ------------   -----------

     Total revenues                        $ 2,689              $ 2,894         (7%)           $ 5,143       $ 5,502         (7%)
                                        ===========   ==================                   ============   ===========

 Net sales:
     North America                         $ 1,302              $ 1,219          7%            $ 2,352       $ 2,344          0%
     Western Europe                            758                1,026        (26%)             1,655         1,954        (15%)
     Latin America                             145                  151         (4%)               292           300         (3%)
     Rest of World                             292                  327        (11%)               484           548        (12%)
                                        -----------   ------------------                   ------------   -----------

     Total net sales                       $ 2,497              $ 2,723         (8%)           $ 4,783       $ 5,146         (7%)
                                        ===========   ==================                   ============   ===========

 CNH GLOBAL N.V.
 CONSOLIDATED STATEMENTS OF OPERATIONS
 (MILLIONS, EXCEPT PER SHARE DATA)
 (UNAUDITED)

                                                                                          EQUIPMENT                   FINANCIAL
                                                            CONSOLIDATED                  OPERATIONS                  SERVICES
                                                         THREE MONTHS ENDED           THREE MONTHS ENDED         THREE MONTHS ENDED
                                                             JUNE 30,                     JUNE 30,                    JUNE 30,
                                                      ------------------------   ---------------------------   ---------------------
                                                         2001         2000          2001            2000         2001        2000
                                                      ----------   -----------   -----------     -----------   --------   ----------
Revenues
     Net sales                                        $   2,497    $    2,723    $    2,497      $    2,723    $     -    $       -
     Finance and interest income                            192           171            37              14        212          204
                                                      ----------   -----------   -----------     -----------   --------   ----------
 Total                                                    2,689         2,894         2,534           2,737        212          204

 Costs and Expenses
     Cost of goods sold                                   2,027         2,219         2,027           2,219          -            -
     Selling, general and administrative                    310           343           242             280         72           65
     Research and development                                74            87            74              87          -            -
     Restructuring and other merger related costs            10             1            10               1          -            -
     Interest expense                                       199           213           163             155         89          103
     Other, net                                              51            36            25              19         26           17
                                                      ----------   -----------   -----------     -----------   --------   ----------
 Total                                                    2,671         2,899         2,541           2,761        187          185

 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
     Financial Services                                       2             2            16              13          2            2
     Equipment Operations                                     3             2             3               2          -            -
                                                      ----------   -----------   -----------     -----------   --------   ----------

 Income (loss) before taxes and minority interest            23            (1)           12              (9)        27           21
 Income tax provision (benefit)                              14            27             3              19         11            8
 Minority interest                                            3             3             3               3          -            -
                                                      ----------   -----------   -----------     -----------   --------   ----------

 Net income (loss)                                    $       6    $      (31)   $        6      $      (31)   $    16    $      13
                                                      ==========   ===========   ===========     ===========   ========   ==========

 Basic and diluted earnings (loss) per share (EPS):
     EPS before goodwill and restructuring            $     0.13        ($0.08)
     EPS before restructuring                         $     0.05        ($0.20)
     EPS                                              $     0.02        ($0.21)

 See Notes to Interim Financial Statements.

 CNH GLOBAL N.V.
 CONSOLIDATED STATEMENTS OF OPERATIONS
 (MILLIONS, EXCEPT PER SHARE DATA)
 (UNAUDITED)

                                                                                          EQUIPMENT                  FINANCIAL
                                                            CONSOLIDATED                  OPERATIONS                  SERVICES
                                                          SIX MONTHS ENDED            SIX MONTHS ENDED           SIX MONTHS ENDED
                                                              JUNE 30,                    JUNE 30,                    JUNE 30,
                                                      ------------------------   ---------------------------   ---------------------
                                                         2001         2000          2001            2000         2001        2000
                                                      ----------   -----------   -----------     -----------   --------   ----------
Revenues
     Net sales                                       $    4,783     $   5,146    $    4,783       $   5,146    $      -    $       -
     Finance and interest income                            360           356            70              42         394          390
                                                     -----------    ----------   -----------      ----------   ---------   ---------
 Total                                                    5,143         5,502         4,853           5,188         394          390

 Costs and Expenses
     Cost of goods sold                                   3,921         4,262         3,921           4,262           -            -
     Selling, general and administrative                    613           649           470             540         146          111
     Research and development                               147           176           147             176           -            -
     Restructuring and other merger related costs            14             9            14               9           -            -
     Interest expense                                       383           419           303             293         181          200
     Other, net                                             121            85            73              47          48           38
                                                     -----------    ----------   -----------      ----------   ---------   ---------
 Total                                                    5,199         5,600         4,928           5,327         375          349

 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
     Financial Services                                       3             2            13              27           3            2
     Equipment Operations                                   (17)            2           (17)              2           -            -
                                                     -------------------------------------------------------------------------------

 Income (loss) before taxes and minority interest           (70)          (94)          (79)           (110)         22           43
 Income tax provision (benefit)                              (9)           (8)          (18)            (24)          9           16
 Minority interest                                            3             4             3               4           -            -
                                                     -------------------------------------------------------------------------------

 Net income (loss)                                   $      (64)    $     (90)   $      (64)      $     (90)   $     13    $      27
                                                     ===========    ==========   ===========      ==========   =========   =========

 Basic and diluted earnings (loss) per share (EPS):
     EPS before goodwill and restructuring               ($0.04)       ($0.33)
     EPS before restructuring                            ($0.19)       ($0.56)
     EPS                                                 ($0.23)       ($0.60)

 See Notes to Interim Financial Statements.

 CNH GLOBAL N.V.
 CONDENSED CONSOLIDATED BALANCE SHEETS
 (MILLIONS)
 (UNAUDITED)

                                                                                   EQUIPMENT                 FINANCIAL
                                                        CONSOLIDATED               OPERATIONS                SERVICES
                                                  -----------------------   -----------------------   ------------------------
                                                  June 30,   December 31,   June 30,   December 31,   June 30,    December 31,
                                                   2001         2000          2001         2000         2001         2000
                                                  -------    ------------   -------    ------------   -------     ------------

Assets
     Cash and cash equivalents                    $   372       $   886      $   254      $   593       $   118      $   293
     Accounts, notes receivable and other - net     6,886         6,150        3,602        2,405         5,733        4,622
     Inventories                                    2,295         2,374        2,295        2,374             -            -
     Property, plant and equipment - net            1,343         1,474        1,323        1,455            20           19
     Equipment on operating leases - net              697           643            -            -           697          643
     Investment in Financial Services                   -             -        1,121        1,122             -            -
     Investments in unconsolidated affiliates         264           282          236          258            28           24
     Goodwill and intangibles                       3,733         3,817        3,589        3,669           144          148
     Other assets                                   1,784         1,951        1,433        1,361           351          651
                                                  -------       -------      -------      -------       -------      -------
 Total Assets                                     $17,374       $17,577      $13,853      $13,237       $ 7,091      $ 6,400
                                                  =======       =======      =======      =======       =======      =======


Liabilities and Equity
     Short-term debt                              $ 4,252       $ 4,186      $ 2,814      $ 2,724       $ 2,982      $ 2,233
     Accounts payable                               1,321         1,256        1,317        1,221           194           97
     Long-term debt                                 5,731         5,539        3,989        3,066         2,455        2,487
     Accrued and other liabilities                  3,767         4,082        3,430        3,712           339          461
                                                  -------       -------      -------      -------       -------      -------
                                                   15,071        15,063       11,550       10,723         5,970        5,278
     Equity                                         2,303         2,514        2,303        2,514         1,121        1,122
                                                  -------       -------      -------      -------       -------      -------
 Total Liabilities and Equity                     $17,374       $17,577      $13,853      $13,237       $ 7,091      $ 6,400
                                                  =======       =======      =======      =======       =======      =======


See Notes to Interim Financial Statements.

 CNH GLOBAL N.V.
 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (MILLIONS)
 (UNAUDITED)

                                                                                          EQUIPMENT                  FINANCIAL
                                                            CONSOLIDATED                  OPERATIONS                  SERVICES
                                                          SIX MONTHS ENDED            SIX MONTHS ENDED           SIX MONTHS ENDED
                                                              JUNE 30,                    JUNE 30,                    JUNE 30,
                                                      ------------------------   ---------------------------   ---------------------
                                                         2001         2000          2001            2000         2001        2000
                                                      ----------   -----------   -----------     -----------   --------   ----------
 Operating Activities:
     Net income (loss)                                  $ (64)         $ (90)       $ (64)           $ (90)      $  13       $  27
     Adjustments to reconcile net income (loss) to net
         cash from operating activities:
         Depreciation and amortization                    204            225          150              182          54          43
         Changes in operating assets and liabilities     (703)          (327)         (97)             122        (606)       (449)
         Other, net                                       (90)            60          (65)              35         (38)         (2)
                                                        -----          -----        -----            -----       -----       -----
 Net cash from operating activities                      (653)          (132)         (76)             249        (577)       (381)
                                                        -----          -----        -----            -----       -----       -----

 Investing Activities:
     Expenditures for property, plant and equipment       (61)           (79)         (58)             (78)         (3)         (1)
     Expenditures for equipment on operating leases      (133)           (84)           -                -        (133)        (84)
     Other, net (primarily acquisitions and
       divestitures)                                       83             70           46               60          30          10
                                                        -----          -----        -----            -----       -----       -----
 Net cash from investing activities                      (111)           (93)         (12)             (18)       (106)        (75)
                                                        -----          -----        -----            -----       -----       -----

 Financing Activities:
     Intercompany activity                                  -              -         (788)              62         788         (62)
     Net increase (decrease) in indebtedness              307            371          594             (121)       (287)        492
     Dividends paid                                       (28)           (82)         (28)             (82)          -           -
     Other, net                                             -              1            -                1           7           -
                                                        -----          -----        -----            -----       -----       -----
 Net cash from financing activities                       279            290         (222)            (140)        508         430
                                                        -----          -----        -----            -----       -----       -----

 Other, net                                               (29)           (22)         (29)             (22)          -           -
                                                        -----          -----        -----            -----       -----       -----

Increase (decrease) in cash and cash equivalents         (514)            43         (339)              69        (175)        (26)
Cash and cash equivalents, beginning of period            886            466          593              387         293          79
                                                        -----          -----        -----            -----       -----       -----
Cash and cash equivalents, end of period                $ 372          $ 509        $ 254            $ 456       $ 118       $  53
                                                        =====          =====        =====            =====       =====       =====



See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements
                      -------------------------------------

(1) The accompanying financial statements reflect the consolidated results of CNH Global N.V. and its consolidated subsidiaries ("CNH") and have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.

(2) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income (loss) of Equipment Operations before interest, taxes and restructuring charges, including the income (loss) of Financial Services on an equity basis. A reconciliation of Equipment Operations' net income (loss) to operating earnings is as follows (in millions):

                                           Three Months Ended   Six Months Ended
                                                June 30,            June 30,
                                           ------------------   ----------------
                                             2001      2000       2001    2000
                                             ----      ----       ----    ----

         Net income (loss)                   $  6      $(31)      $(64)   $(90)
         Income tax provision (benefit)         3        19        (18)    (24)
         Interest expense                     163       155        303     293
         Restructuring charge                  10         1         14       9
                                             ----      ----       ----    ----
             Operating earnings              $182      $144       $235    $188
                                             ====      ====       ====    ====

         The following summarizes operating earnings by segment (in millions):

                                           Three Months Ended   Six Months Ended
                                                June 30,            June 30,
                                           ------------------   ----------------
                                             2001      2000       2001    2000
                                             ----      ----       ----    ----

         Agricultural equipment              $117      $ 37       $138    $  5
         Construction equipment                49        94         84     156
         Financial services                    16        13         13      27
                                             ----      ----       ----    ----
             Operating earnings              $182      $144       $235    $188
                                             ====      ====       ====    ====

(3) CNH defines industrial operating margin as the net sales of Equipment Operations less cost of goods sold, selling, general and administrative and research and development. Industrial operating margin is as follows (in millions):

                                           Three Months Ended   Six Months Ended
                                                June 30,            June 30,
                                           ------------------   ----------------
                                             2001      2000       2001    2000
                                            ------    ------     ------  ------

         Net sales                          $2,497    $2,723     $4,783  $5,146
         Less:
           Cost of goods sold                2,027     2,219      3,921   4,262
           Selling, general and
               administrative                  242       280        470     540
           Research and development             74        87        147     176
                                            ------    ------     ------  -------
           Operating margin                 $  154    $  137     $  245  $  168
                                            ======    ======     ======  =======

(4) The Company's effective income tax rates were 12.9% and 8.5% for the first six months of 2001 and 2000, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements
                      -------------------------------------

(5)      Earnings (loss) per common share ("EPS")
              (in millions, except per share data):

                                                                        Three Months Ended         Six Months Ended
                                                                             June 30,                  June 30,
                                                                     ------------------------    ---------------------
                                                                       2001           2000          2001        2000
                                                                     --------       ---------    ---------    --------
         Basic and Diluted EPS
          Net income (loss)                                            $   6         $  (31)      $   (64)      $  (90)
           Restructuring, net of tax                                       8              1            11            6
                                                                       -----         ------       -------       ------
           Net income (loss) before restructuring                         14            (30)          (53)         (84)
           Goodwill                                                       20             18            41           35
                                                                       -----         ------       -------       ------
           Net income (loss) before goodwill and restructuring         $  34         $  (12)      $   (12)      $  (49)
                                                                       =====         ======       =======       ======

           Weighted-average shares outstanding - Basic                 277.0          149.0         277.0        149.0

           Basic EPS before goodwill and restructuring                 $0.13         $(0.08)       $(0.04)      $(0.33)
           Basic EPS before restructuring                              $0.05         $(0.20)       $(0.19)      $(0.56)
           Basic EPS                                                   $0.02         $(0.21)       $(0.23)      $(0.60)

           Weighted-average shares outstanding - Basic                 277.0          149.0         277.0        149.0
           Effect of dilutive securities (when dilutive):
             Incremental common shares applicable to
               restricted common shares                                  0.0            N/A           N/A          N/A
             Incremental common shares applicable to
               common stock options                                      N/A            N/A           N/A          N/A
                                                                       -----         ------       -------       ------
           Weighted-average shares outstanding - Diluted               277.0          149.0         277.0        149.0
                                                                       =====         =======      =======       ======

           Diluted EPS before goodwill and restructuring               $0.13         $(0.08)       $(0.04)      $(0.33)
           Diluted EPS before restructuring                            $0.05         $(0.20)       $(0.19)      $(0.56)
           Diluted EPS                                                 $0.02         $(0.21)       $(0.23)      $(0.60)

(6) During the six months ended June 30, 2001, CNH expensed $9 million of restructuring and $5 million of other merger-related costs. The other merger-related costs primarily relate to relocation costs paid on behalf of employees, systems integration costs and other legal and professional fees related to the merger of New Holland and Case. During the six months ended June 30, 2001, CNH utilized approximately $82 million and $8 million of its restructuring reserves established during 2000 and 2001, respectively. The utilized amounts primarily represent involuntary employee severance costs and cost related to the sale of its tractor production facility in Doncaster, England, and its components facility in St. Dizier, France.

(7) CNH fully, unconditionally and irrevocably guarantees Case Corporation's $813 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. Reference is made to Note 23, "Guarantee of Subsidiary's Outstanding Debt Securities," of CNH's Form 20-F for the year ended December 31, 2000 for further discussion.

(8) CNH reports its results of operations to Fiat S.p.A. ("Fiat") in accordance with the accounting principles followed by Fiat. CNH net revenues reported to Fiat exclude finance and interest income of the Equipment Operations, which are classified as a component of net financial expenses. Fiat defines results of operations as the income
         (loss) before net financial expenses, taxes, restructuring and equity income (loss) in unconsolidated subsidiaries. Net financial expenses primarily include finance and interest income and expenses of the Equipment Operations. A summary of CNH's results as reported to Fiat is as follows (in millions):

                                     Three Months Ended      Six Months Ended
                                          June 30,                June 30,
                                    --------------------   --------------------
                                      2001        2000       2001        2000
                                    --------    --------   --------    --------

         Net revenues                $2,671      $2,877     $5,102      $5,457
         Results of operations       $  153      $  104     $  204      $   94

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements
                      -------------------------------------

(9) During the second quarter of 2001, the Company completed the sale of its Carr Hill Works, Doncaster, England, components facility to Graziano Transmissioni S.p.A.

         Also during the second quarter of 2001, the Company announced its joint venture agreement with Shanghai Tractor and Internal Combustion Engine Corporation, a wholly-owned subsidiary of Shanghai Automotive Industry Corporation (Group), to manufacture, distribute and ultimately export agricultural tractors under 100 horsepower.

(10) In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS No. 142 addresses the recognition and amortization of intangible assets acquired in a business combination as well as the recognition of goodwill and subsequent assessment of impairment. The Company is currently evaluating the impact of adopting SFAS No. 141 and No. 142.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                               CNH Global N.V.



                                               By:  /s/ Debra E. Kuper
                                                    ----------------------------
                                                        Debra E. Kuper
                                                        Assistant Secretary



July 24, 2001